Exhibit 99.1

Yiren Digital Reports Third Quarter 2019 Financial Results

BEIJING, Nov. 14, 2019 (GLOBE NEWSWIRE) — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Operational Highlights

Wealth Management—Yiren Wealth

•      Cumulative number of investors served reached 2,200, 223, representing an increase of 0.7% from 2,185,513 in the second quarter of 2019 and compared to 2,042,607 in the third quarter of 2018.

•      Number of active investors in the third quarter of 2019 was 586,333, representing a decrease of 13% from 671,957 in the second quarter of 2019.

•      Total assets under management (“AUM”) for Yiren Wealth’s P2P products was RMB 40,191.7 million (US$ 5,623.0 million) as of September 30, 2019, representing a decrease of 7% from RMB 43,249.9 million as of June 30, 2019. Average AUM per investor reached RMB 152,289 (US$ 21,306) as of September 30, 2019, representing an increase of 1% from RMB 151,378 as of June 30, 2019.

•      Total assets under administration (“AUA”) of non-P2P products amounted to RMB 767.2 million (US$ 107.3 million) in the third quarter of 2019, representing an increase of 169% from RMB 284.8 million in the second quarter of 2019. Total AUM of non-P2P products was RMB 645.9 million (US$90.4 million) as of September 30, 2019, representing an increase of 80% from RMB 358.6 million as of June 30, 2019. Non-P2P products include bank’s wealth management products, mutual funds and insurance.

•      Number of non-P2P investors was 19,496 as of September 30, 2019, representing an increase of 14% from 17,133 as of June 30, 2019.

Consumer Credit—Yiren Credit

•      Total loan originations in the third quarter of 2019 reached RMB 10.5 billion (US$1.5 billion), representing an increase of 9% from RMB 9.7 billion in the second quarter of 2019 and compared to RMB 11.8 billion in the third quarter of 2018.

•      Cumulative number of borrowers served reached 4,593,590, representing an increase of 2% from 4,491,761 in the second quarter of 2019 and compared to 4,161,600 in the third quarter of 2018.

•      Number of borrowers in the third quarter of 2019 was 150,280, representing an increase of 11% from 135,246 in the second quarter of 2019 and compared to 174,630 in the third quarter of 2018.

•      The percentage of loan volume generated by repeat borrowers was 34.0 % in the third quarter of 2019.

•      45.7% of loan originations were generated online in the third quarter of 2019.

•      Total outstanding principal balance of performing loans reached RMB 54,553.7 million (US$7,632.3 million) as of September 30, 2019, representing a decrease of 6% from RMB 58,071.3 million as of June 30, 2019.

“We are pleased to deliver solid performance this quarter amidst a tightening regulatory environment, as highlighted by a 48% increase in net profit to RMB 228.0 million from RMB 154.5 million in the previous quarter, a sign of improvement in our business fundamentals and operating efficiency resulted from the synergies of our business re-alignments,” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “Looking forward, we will stay focused on driving our credit business and enhancing shareholder value by expanding our product portfolio, achieving further diversification in funding sources and seeking new marketing channels. On wealth management, we rolled out online financial advisory services to selected clients in the third quarter of 2019 and we will continue to focus on building up our investor’s investment portfolio in non-p2p wealth management products.”

“We resumed loan origination growth this quarter with loan volume increasing to RMB 10.5 billion, representing a 9% growth quarter over quarter,” said Mr. Dennis Cong, Senior VP of Yiren Digital. “Our balance sheet remained strong with approximately RMB 3.0 billion of cash and short-term liquidity. In particular, we also generated a positive net cash flow from operating activities of RMB 808.1 million this quarter, indicating a resilient and profitable business model. On institutional funding, we want to highlight that we have increased the line of facility from our institutional partners to RMB 35.0 billion in the third quarter of 2019 from RMB 30.0 billion in the second quarter of 2019.”

“On credit performance and risk management, we are seeing promising improvements in early delinquencies this quarter indicating an enhanced asset quality” said Mr. Huan Chen, Chief Risk Officer of Yiren Digital. “Despite industry uncertainties our early conservative credit policy adjustment has shown improving trends and we are working with regulators in connecting our data to PBOC.”

Third Quarter 2019 Financial Results

Total amount of loans facilitated in the third quarter of 2019 was RMB 10,496.3 million (US$1,468.5 million), compared to RMB 11,781.9 million in the same period last year. As of September 30, 2019, the total outstanding principal amount of the performing loans was RMB 54.6 billion (US$7.6 billion), decreased by 6% from RMB 58.1 billion as of June 30, 2019.

Total net revenue in the third quarter of 2019 was RMB 2,056.1 million (US$287.7 million), compared to RMB 2,187.6 million in the same period last year. Revenue from Yiren Credit reached RMB 1,515.5 million (US$212.1 million), representing a decrease of 8% from RMB 1,643.8 million in the third quarter of 2018. Revenue from Yiren Wealth reached RMB 540.6 million (US$75.6 million), representing a decrease of 1% from RMB 543.8 million in the third quarter of 2018.

Sales and marketing expenses in the third quarter of 2019 were RMB 1,160.4 million (US$162.3 million), compared to RMB 1,449.6 million in the same period last year. Sales and marketing expenses in the third quarter of 2019 accounted for 11.1% of the total amount of loans facilitated, as compared to 12.3% in the same period last year mainly due to an increase in customer acquisition and as well as operating efficiencies.

Origination and servicing costs in the third quarter of 2019 were RMB 156.1 million (US$21.8 million), compared to RMB 262.1 million in the same period last year. Origination and servicing costs in the third quarter of 2019 accounted for 1.5% of the total amount of loans facilitated, compared to 2.2% in the same period last year.

General and administrative expenses in the third quarter of 2019 were RMB 168.1 million (US$23.5 million), compared to RMB 367.9 million in the same period last year. General and administrative expenses in the third quarter of 2019 accounted for 8.2% of the total net revenue, compared to 16.8% in the same period last year.

Allowance for contract assets in the third quarter of 2019 were RMB 344.7 million (US$48.2 million), compared to RMB 272.9 million in the same period last year. The increase was mainly attributable to changes in future collectability estimates.

Income tax expense in the third quarter of 2019 was RMB 19.9 million (US$2.8 million).

Net income in the third quarter of 2019 was RMB 228.0 million (US$31.9 million), compared to a net loss of RMB 135.8 million in the same period last year.

Adjusted EBITDA (non-GAAP) in the third quarter of 2019 was RMB 274.2 million (US$38.4 million), compared to an adjusted EBITDA loss of RMB 12.3 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the third quarter of 2019 was 13.3%, compared to -0.6% in the same period last year.

Basic income per ADS in the third quarter of 2019 was RMB 2.46 (US$0.34), compared to a basic loss per ADS of RMB 1.47 in the same period last year.

Diluted income per ADS in the third quarter of 2019 was RMB 2.45 (US$0.34), compared to a diluted loss per ADS of RMB 1.47 in the same period last year.

Net cash generated from operating activities in the third quarter of 2019 was RMB 808.1 million (US$113.1 million), compared to RMB 216.9 million in the same period last year.

Net cash used in investing activities in the third quarter of 2019 was RMB 924.1 million (US$129.3 million) which includes a payment of RMB 846.0 million made to CreditEase as part of the contingent consideration for the business realignment.

As of September 30, 2019, cash and cash equivalents was RMB 2,633.0 million (US$368.4 million), compared to RMB 2,706.5 million as of June 30, 2019. As of September 30, 2019, the balance of held-to-maturity investments was RMB 8.1 million (US$1.1 million), compared to RMB 9.5 million as of June 30, 2019. As of September 30, 2019, the balance of available-for-sale investments was RMB 426.3 million (US$59.6 million), compared to RMB 387.5 million as of June 30, 2019.

Delinquency rates. As of September 30, 2019, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.0%, 1.8%, and 1.6%, respectively compared to 1.1%, 1.8%, and 1.9%, as of June 30, 2019.

Cumulative M3+ net charge-off rates. As of September 30, 2019, the cumulative M3+ net charge-off rate for loans originated in 2016 was 9.4%, compared to 9.2% as of June 30, 2019. As of September 30, 2019, the cumulative M3+ net charge-off rate for loans originated in 2017 was 15.3%, compared to 14.0% as of June 30, 2019. As of September 30, 2019, the cumulative M3+ net charge-off rate for loans originated in 2018 was 11.6%, compared to 8.7% as of June 30, 2019.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 7.1477 to US$1.00, the effective noon buying rate on September 30, 2019, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 7:00 p.m. U.S. Eastern Time on November 14, 2019, (or 8:00 a.m. Beijing/Hong Kong Time on November 15, 2019).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5091
U.S. Toll Free:	+1 866-519-4004
Hong Kong Toll Free:	800-906-601
China Toll Free:	400-620-8038
Conference ID:	9299687

A replay of the conference call may be accessed by phone at the following numbers until November 22, 2019:

International:	+61 2-8199-0299
U.S. Toll Free:	+1 646-254-3697
Replay Access Code:	9299687

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.Yirendai.com.

For investor and media inquiries, please contact:

Yiren Digital
Investor Relations
Email: ir@Yirendai.com

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB (Recast*)	RMB	RMB	USD	RMB (Recast*)	RMB	USD
Net revenue:
Loan facilitation services	1,251,834	1,237,718	1,286,923	180,047	6,303,575	3,579,687	500,817
Post-origination services	269,874	241,321	103,073	14,420	854,749	640,673	89,633
Account management services	508,625	549,024	489,673	68,508	1,302,170	1,527,037	213,640
Others	157,301	188,577	176,439	24,685	479,095	505,759	70,758
Total net revenue	2,187,634	2,216,640	2,056,108	287,660	8,939,589	6,253,156	874,848
Operating costs and expenses:
Sales and marketing	1,449,556	1,208,647	1,160,365	162,341	5,421,523	3,496,957	489,241
Origination and servicing	262,050	162,945	156,073	21,835	834,187	491,141	68,713
General and administrative	367,894	175,534	168,092	23,517	1,394,173	601,333	84,130
Allowance for contract assets and receivables	272,889	500,861	344,742	48,231	783,596	1,036,707	145,041
Total operating costs and expenses	2,352,389	2,047,987	1,829,272	255,924	8,433,479	5,626,138	787,125
Other income/(expenses):
Interest income, net	8,440	25,213	13,825	1,934	58,088	62,913	8,802
Fair value adjustments related to Consolidated ABFE	55,658	5,787	(1,323)	(185)	203,278	39,462	5,521
Others, net	1,089	17,480	7,112	995	(5,834)	184,815	25,857
Total other income	65,187	48,480	19,614	2,744	255,532	287,190	40,180
Income before provision for income taxes	(99,568)	217,133	246,450	34,480	761,642	914,208	127,903
Share of results of equity investees	(917)	(816)	1,505	211	(5,946)	(4,268)	(597)
Income tax expense	35,307	61,856	19,924	2,788	161,802	158,314	22,149
Net income	(135,792)	154,461	228,031	31,903	593,894	751,626	105,157

Weighted average number of ordinary shares outstanding, basic	185,024,291	184,608,337	185,548,214	185,548,214	183,933,356	185,095,873	185,095,873
Basic income per share	(0.7339)	0.8367	1.2290	0.1719	3.2289	4.0607	0.5681
Basic income per ADS	(1.4678)	1.6734	2.4580	0.3438	6.4578	8.1214	1.1362

Weighted average number of ordinary shares outstanding, diluted	185,024,291	186,667,233	186,351,678	186,351,678	186,088,414	186,433,058	186,433,058
Diluted income per share	(0.7339)	0.8275	1.2237	0.1712	3.1915	4.0316	0.5640
Diluted income per ADS	(1.4678)	1.6550	2.4474	0.3424	6.3830	8.0632	1.1280

Unaudited Condensed Consolidated Cash Flow Data

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB (Recast*)	RMB (Recast**)	RMB	USD	RMB (Recast*)	RMB	USD
Net cash generated from/ (used in) operating activities	216,874	36,352	808,148	113,064	(2,505,496)	186,065	26,032
Net cash provided by/ (used in) investing activities	2,220,043	240,896	(924,146)	(129,293)	2,426,607	(933,181)	(130,557)
Net cash (used in)/ provided by financing activities	(2,307,038)	(73,385)	6,886	963	(2,272,048)	426,890	59,724
Effect of foreign exchange rate changes	(119,172)	1,532	3,193	448	(122,031)	2,529	354
Net increase/(decrease) in cash, cash equivalents and restricted cash	10,707	205,395	(105,919)	(14,818)	(2,472,968)	(317,697)	(44,447)
Cash, cash equivalents and restricted cash, beginning of period	1,996,647	2,617,311	2,822,706	394,911	4,480,322	3,034,484	424,540
Cash, cash equivalents and restricted cash, end of period	2,007,354	2,822,706	2,716,787	380,093	2,007,354	2,716,787	380,093

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB (Recast*)	RMB	RMB	USD
Cash and cash equivalents	2,606,939	2,706,530	2,632,952	368,364
Restricted cash	427,546	116,176	83,835	11,729
Accounts receivable	40,326	27,212	67,231	9,406
Contract assets, net	3,909,263	2,958,476	2,598,202	363,502
Contract cost	145,460	141,480	143,066	20,016
Prepaid expenses and other assets	2,552,319	1,142,757	1,280,784	179,188
Loans at fair value	1,375,221	677,354	552,648	77,318
Financing receivables	—	25,175	24,630	3,446
Amounts due from related parties	1,361,805	1,791,515	1,678,499	234,831
Held-to-maturity investments	329,597	9,542	8,051	1,126
Available-for-sale investments	835,565	387,519	426,321	59,644
Long term investments	217,636	143,047	144,552	20,224
Property, equipment and software, net	266,002	230,078	213,962	29,934
Deferred tax assets	184,136	149,269	150,363	21,037
Right-of-use assets	—	398,154	383,545	53,660
Total assets	14,251,815	10,904,284	10,388,641	1,453,425
Accounts payable	307,046	54,158	62,313	8,718
Amounts due to related parties	8,276,459	169,189	289,820	40,547
Liabilities from quality assurance program and guarantee	9,950	6,539	5,644	790
Deferred revenue	569,469	390,621	381,899	53,430
Payable to investors at fair value	626,207	—	—	—
Accrued expenses and other liabilities	2,193,576	2,265,288	2,351,078	328,928
Refund liability	2,145,748	2,039,998	2,002,785	280,200
Deferred tax liabilities	486,773	329,347	267,647	37,445
Lease liabilities	—	341,364	322,832	45,166
Contingent consideration	—	2,626,734	1,780,734	249,134
Total liabilities	14,615,228	8,223,238	7,464,752	1,044,358
Ordinary shares	77	77	121	17
Shares to be issued	—	2,754,444	—	—
Additional paid-in capital	1,293,968	1,106,153	3,872,219	541,743
Treasury stock	(254)	(37,097)	(37,097)	(5,190)
Accumulated other comprehensive income	16,390	18,367	25,225	3,529
Accumulated deficit	(1,673,594)	(1,160,898)	(936,579)	(131,032)
Total (deficit)/ equity	(363,413)	2,681,046	2,923,889	409,067
Total liabilities and equity	14,251,815	10,904,284	10,388,641	1,453,425

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB (Recast*)	RMB	RMB	USD	RMB (Recast*)	RMB	USD
Operating Highlights
Amount of investment	18,235,782	11,939,582	9,037,670	1,264,417	53,890,936	32,412,841	4,534,723
AUM of investment	71,950,315	64,476,635	59,792,510	8,365,280	71,950,315	59,792,510	8,365,280
Number of investors	257,159	157,973	113,955	113,955	647,024	319,538	319,538
Amount of loans facilitated	11,781,947	9,673,818	10,496,261	1,468,481	49,733,287	31,105,001	4,351,750
Number of borrowers	174,630	135,246	150,280	150,280	726,917	423,414	423,414
Remaining principal of performing loans	71,625,593	58,071,303	54,553,702	7,632,343	71,625,593	54,553,702	7,632,343

Segment Information
Wealth management:
Revenue	543,857	592,378	540,554	75,626	1,498,458	1,654,366	231,454
Sales and marketing expenses	220,561	213,168	219,390	30,694	1,169,242	576,462	80,650

Consumer credit:
Revenue	1,643,777	1,624,262	1,515,554	212,034	7,441,131	4,598,790	643,394
Sales and marketing expenses	1,228,995	995,479	940,975	131,647	4,252,281	2,920,495	408,591

Reconciliation of Adjusted EBITDA
Net income	(135,792)	154,461	228,031	31,903	593,894	751,626	105,157
Interest income, net	(8,440)	(25,213)	(13,825)	(1,934)	(58,088)	(62,913)	(8,802)
Income tax expense	35,307	61,856	19,924	2,788	161,802	158,314	22,149
Depreciation and amortization	35,959	31,112	32,153	4,498	111,356	95,767	13,398
Share-based compensation	60,632	17,732	7,954	1,113	99,931	40,385	5,650
Adjusted EBITDA	(12,334)	239,948	274,237	38,368	908,895	983,179	137,552
Adjusted EBITDA margin	-0.6%	10.8%	13.3%	13.3%	10.2%	15.7%	15.7%

* Prior period financials have been recast to reflect the acquisition from CreditEase under common control.

** The Company reclassified 368.2 million payments made in the second quarter of 2019 related to future acquisitions from cash used in operating activities to cash used in investing activities.

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
March 31, 2019	0.9%	1.9%	1.7%
June 30, 2019	1.1%	1.8%	1.9%
September 30, 2019	1.0%	1.8%	1.6%

Online Channels
December 31, 2015	0.5%	0.8%	0.6%
December 31, 2016	0.5%	0.9%	0.8%
December 31, 2017	1.1%	1.1%	0.9%
December 31, 2018	1.2%	2.3%	2.2%
March 31, 2019	1.2%	2.6%	2.4%
June 30, 2019	1.4%	2.2%	2.6%
September 30, 2019	1.3%	2.4%	2.3%

Offline Channels
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.6%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%
March 31, 2019	0.8%	1.6%	1.5%
June 30, 2019	1.0%	1.6%	1.7%
September 30, 2019	0.9%	1.5%	1.4%

Net Charge-Off Rate for Upgraded Risk Grid*
Loan Issued Period	Customer Grade	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of September 30, 2019	Total Net Charge-Off Rate as of September 30, 2019*
		(in RMB thousands)	(in RMB thousands)
2015	I	4,894,936	201,064	4.1%
	II	14,492,035	486,144	3.4%
	III	11,272,838	711,683	6.3%
	IV	11,283,656	1,357,155	12.0%
	V	11,199,563	1,718,367	15.3%
	Total	53,143,029	4,474,413	8.4%
2016	I	5,858,273	234,148	4.0%
	II	12,360,346	532,664	4.3%
	III	9,951,614	749,365	7.5%
	IV	8,652,543	922,419	10.7%
	V	16,982,336	2,603,436	15.3%
	Total	53,805,112	5,042,032	9.4%
2017	I	10,431,218	670,341	6.4%
	II	12,270,230	1,507,339	12.3%
	III	13,837,922	2,183,484	15.8%
	IV	13,663,558	2,356,569	17.2%
	V	19,680,365	3,968,677	20.2%
	Total	69,883,293	10,686,410	15.3%
2018	I	9,451,125	486,383	5.1%
	II	14,656,758	1,338,476	9.1%
	III	13,903,217	1,624,453	11.7%
	IV	13,812,989	1,961,234	14.2%
	V	11,326,230	1,886,516	16.7%
	Total	63,150,319	7,297,061	11.6%
2019H1	I	3,911,679	28,326	0.7%
	II	6,050,230	86,221	1.4%
	III	4,993,682	97,867	2.0%
	IV	3,220,517	63,400	2.0%
	V	2,432,632	56,458	2.3%
	Total	20,608,740	332,273	1.6%

M3+ Net Charge-Off Rate*

	Month on Book
Loan Issued Period	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.0%	3.4%	4.7%	5.7%	6.5%	7.1%	7.5%	7.7%	7.8%	7.8%
2015Q2	0.8%	2.3%	3.8%	5.2%	6.4%	7.3%	7.9%	8.3%	8.5%	8.7%	8.8%
2015Q3	0.4%	1.6%	3.1%	4.4%	5.6%	6.5%	7.1%	7.6%	7.9%	8.1%	8.4%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.9%	8.3%	8.5%
2016Q1	0.3%	1.2%	2.5%	3.6%	4.5%	5.2%	5.8%	6.4%	7.0%	7.4%	7.6%
2016Q2	0.4%	1.6%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%	8.7%
2016Q3	0.3%	1.6%	3.1%	4.3%	5.4%	6.6%	7.8%	8.6%	9.2%	9.5%	9.8%
2016Q4	0.2%	1.5%	2.9%	4.4%	5.9%	7.4%	8.4%	9.3%	10.0%	10.4%
2017Q1	0.3%	1.5%	3.2%	5.1%	7.1%	8.6%	9.8%	10.8%	11.5%
2017Q2	1.1%	2.9%	5.6%	8.4%	10.4%	12.1%	13.5%	14.5%
2017Q3	0.3%	2.9%	6.3%	9.1%	11.6%	13.6%	15.0%
2017Q4	0.5%	3.8%	7.2%	10.4%	13.2%	15.3%
2018Q1	0.4%	3.0%	6.6%	10.1%	12.9%
2018Q2	0.5%	3.6%	7.4%	10.8%
2018Q3	0.3%	2.9%	6.2%
2018Q4	0.3%	2.5%
2019Q1	0.2%

* As one division has already been spun off from the company, as of third quarter 2019, M3+ net charge-off rates no longer reflect the risk performance of loans generated by this division.